

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2014

<u>Via E-mail</u>
Mr. George Christodoulou
Chief Executive Officer
New Century Resources Corporation
10 Dionysiou Solomou Street
Leona Building, Suite 501
Nicosia – Cyprus
P.O. Box 25631

> **Re: New Century Resources Corporation**
> **Registration Statement on Form 10-12G**
> **Filed October 6, 2014**
> **File No. 0-29243**

Dear Mr. Christodoulou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Directors and Executive Officers, page 15

2.   Please describe Mr. Nielson's disbarment in the State of Utah. Refer to Items
        401(g) and 401(f)(3)(ii) of Regulation S-K. Please also add related risk factor
        disclosure, if material. If you do not believe such disclosure is required, please
        state the basis for your belief.

Financial Statements and Exhibits

3.   Your articles of incorporation were electronically filed in an un-searchable
        format. Please amend your filing to make sure all exhibits are submitted in a text
        searchable format. Refer to Section 5.1 of the EDGAR Filer Manual (Volume II)
        EDGAR Filing (Version 28) (October 2014), and Item 301 of Regulation S-T.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Heston H. Nielson
        The Nielson Group, LLC